                                  EXHIBIT 99.5

                                DEPARTMENT OF THE TREASURY
                                 OFFICE OF THRIFT SUPERVISION
                                  OFFICE OF THE CHIEF COUNSEL
                               CORPORATE AND SECURITIES DIVISION
                                     1700 "G" STREET, N.W.
                                    WASHINGTON, D.C.  20552

                                         FORM 10 - QSB

                        (X) QUARTERLY REPORT PURSUANT TO SECTION 13 OR
                         15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        For the Quarterly Period Ended:  March 31, 1996

                                              OR

                        ( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR
                         15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                    OTS Docket Number: 7931

                              SUTTER BUTTES SAVINGS BANK, F.S.B.
               (Exact name of small business issuer as specified in its charter)

                       United States                           94-2793476
               (State or other jurisdiction of             (I.R.S. Employer
               incorporation or organization)             Identification No.)

                       700 Plumas Street, Yuba City, California     95991
                      (Address of principal executive offices)   (Zip Code)

                                        (916) 673-7283
                       (Issuer's telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

               Yes      X                   No

There were 635,580 shares of Common Stock and 232,200 shares of the Series A Preferred Stock of the registrant outstanding as of May 13, 1996.

                        Transitional Small Business Disclosure Format:
                        Yes                                 No      X

This report includes a total of 13 pages. Exhibit Index is on page 12.

PART 1.
ITEM 1.  FINANCIAL STATEMENTS

SUTTER BUTTES SAVINGS BANK, F.S.B.
BALANCE SHEETS

                                                   March 31, 1996            December 31, 1995
                                                   --------------            -----------------
                                                     (Unaudited)
ASSETS

Cash and cash equivalents                             $ 1,769,083                    $1,260,414
Certificates of deposit                                 1,373,000                     1,386,000
Held to maturity securities                               399,908                       399,862
Loans, net of allowance for loan
   losses of $415,000                                  57,898,522                    57,724,860
Mortgage loans held for sale,
   at the lower of cost or market                       3,851,128                     2,178,779
Interest receivable                                       392,665                       389,171
Premises and equipment - net                              539,285                       556,912
Federal Home Loan Bank stock                              478,800                       480,148
Other real estate owned                                   104,768                       104,768
Prepaid expenses and other assets                         114,312                       148,825
                                                    -------------                 -------------
TOTAL                                                 $66,921,471                   $64,629,739
                                                      ===========                   ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
Customer deposits                                     $59,105,776                   $57,405,955
Advances from Federal Home
   Loan Bank                                            3,900,000                     3,400,000
Other liabilities                                         301,507                       275,072
                                                     ------------                  ------------
Total liabilities                                      63,307,283                    61,081,027
                                                      -----------                   -----------

STOCKHOLDERS' EQUITY:
Preferred stock, $5.00 par;
   liquidation preference of $5.00;
   5,000,000 shares authorized;
   232,200 shares issued and outstanding                1,161,000                     1,161,000
Common stock, $.01 par:
   5,000,000 shares authorized;
   626,743 and 625,438 shares issued
   and outstanding                                      1,619,750                     1,619,750
Additional paid-in capital                                450,498                       450,498
Retained earnings                                         382,940                       317,464
                                                    -------------                 -------------
Total stockholders' equity                              3,614,188                     3,548,712
                                                     ------------                  ------------
TOTAL                                                 $66,921,471                   $64,629,739
                                                      ===========                   ===========

See notes to financial statements.

SUTTER BUTTES SAVINGS BANK, F.S.B.
STATEMENTS OF INCOME

                                                            Three Months Ended
                                                   March 31, 1996       March 31, 1995
                                                               (Unaudited)
INTEREST INCOME:
Loans                                                  $1,197,588           $1,020,975
Investments                                                34,586               36,604
                                                      -----------          -----------
Total                                                   1,232,174            1,057,579
                                                       ----------           ----------

INTEREST EXPENSE:
Customer deposits                                         739,175              607,018
FHLB advances                                              44,974              120,424
                                                       ----------           ----------
Total                                                     784,149              727,442
                                                       ----------           ----------

NET INTEREST INCOME                                       448,025              330,137

CREDIT TO ALLOWANCE FOR LOAN LOSSES                             0                  294
                                                       ----------           ----------

NET INTEREST INCOME AFTER CREDIT TO
   ALLOWANCE FOR LOAN LOSSES                              448,025              330,431

NON-INTEREST INCOME:
Fees, service charges, and dividends                       37,937               46,155
Gain on sale of loans                                      32,624                2,423
                                                       ----------           ----------

INCOME BEFORE GENERAL AND
   ADMINISTRATIVE EXPENSES                                518,586              379,009

GENERAL AND ADMINISTRATIVE EXPENSES                       407,121              373,385
                                                       ----------            ---------

INCOME BEFORE PROVISION FOR INCOME TAXES                  111,465                5,624

PROVISION FOR INCOME TAXES                                 45,989                2,321
                                                       ----------            ---------

NET INCOME                                               $ 65,476             $  3,303
                                                         ========             ========

EARNINGS PER SHARE                                           $.06                $ .00
                                                             ====                =====

Weighted average number of shares
used in computation                                      1,181,618            1,141,819

See notes to financial statements.

SUTTER BUTTES SAVINGS BANK, F.S.B.
STATEMENT OF STOCKHOLDERS' EQUITY
(Unaudited)

                                                                                       Additional
                                  Preferred Stock            Common Stock                Paid-in       Retained
                                 Shares        Amount     Shares        Amount           Capital        Earnings           Total
                                 ------        ------     ------        ------         ----------     ------------         -----


Balance, December 31, 1995     232,200     $1,161,000    625,438     $1,619,750         $450,498         $317,464      $3,548,712

   Net income                                                                                              65,476          65,476

   Exercise of Warrants                                    1,305

Balance, March 31, 1996        232,200     $1,161,000    626,743     $1,619,750         $450,498         $382,940      $3,614,188
                               =======     ==========    =======     ==========         ========         ========      ==========















See accompanying notes to financial statements.

SUTTER BUTTES SAVINGS BANK, F.S.B.
STATEMENTS OF CASH FLOWS ENDED MARCH 31,

                                                                     1996                 1995
                                                                     ----                 ----
OPERATING ACTIVITIES:
Net income                                                      $   65,476            $    3,303
Reconciliation to net cash provided
    by operating activities:
    Depreciation and amortization                                   21,788                28,196
    Gain on sale of real estate loans                              (32,624)               (2,423)
Loans originated for sale                                       (9,998,950)             (517,950)
Proceeds from sale of loans                                     8,359,225                520,373
Changes in:
    Interest receivable                                             (3,494)              (12,024)
    Federal Home Loan Bank stock dividend                          (23,415)               (5,600)
    Prepaid expenses and other assets                               59,276              (248,464)
    Deferred loan fees                                              16,195                 3,895
    Other liabilities                                               26,435                43,303
                                                                ----------           -----------
Net cash provided (used) by operating activities                (1,510,088)             (187,391)
                                                                -----------          -----------

INVESTING ACTIVITIES:
Purchase of investments held to maturity
Maturities of investments held to maturity
Decrease (increase) in investments                                  12,954                  (46)
Loans originated net of principal collections                     (189,857)              (47,691)
Retirements (purchase) of equipment                                 (4,161)              290,796
                                                                  ---------          ----------
Net cash provided (used) by investing activities                  (181,064)              243,059
                                                                 ----------          ----------

FINANCING ACTIVITIES:
Net increase in customer deposits                                1,699,821             5,925,001
Net proceeds from (payments of) bank borrowings                    500,000            (6,650,000)
                                                                 ---------           -----------
Net cash provided (used) by financing activities                 2,199,821              (724,999)
                                                                 ---------           -----------

INCREASE (DECREASE) IN CASH AND EQUIVALENTS                        508,669              (669,331)

CASH AND EQUIVALENTS:
Beginning of Year                                                1,260,414             1,416,969
                                                                 ---------            ----------
                                                                 1,769,083            $  747,638
                                                                 =========            ==========

OTHER CASH FLOW INFORMATION:
Cash payments for:
    Interest                                                      $784,149              $724,919


See accompanying notes to financial statements.

- ----------------------------------------------------------------

Notes to Financial Statements (Unaudited)
- -----------------------------------------------------------------

1) The accompanying interim financial statements have been prepared by the bank in accordance with Generally Accepted Accounting Principles (GAAP). All adjustments (consisting of only normal, recurring adjustments)which, in the opinion of management, are necessary to present fairly the Bank's financial position as of March 31, 1996 and December 31, 1995 and the results of its operations, cash flows and statement of stockholders' equity for the interim periods ended March 31, 1996 and 1995 have been recorded.


       The accompanying interim financial statements do not contain all disclosures required by GAAP for complete financial statements. It is suggested that these financial statements be read in conjunction with the audited financial statements and the related notes included in Form 10-KSB for the year ended December 31, 1995.

       Operating results for interim periods are not necessarily indicative of those expected for the full year.

2) Primary earnings per share is computed using the weighted average number of common shares outstanding from the beginning of the period or date of issuance, including preferred shares at a 1.98 to 1 common share equivalent and the effect of weighted average unexercised warrants issued and outstanding during the respective periods. Options to acquire common shares are included in the earnings per share calculations.

3) The provision for income taxes for the periods presented is computed using statutory Federal and State tax rates adjusted by recoveries of previously charged off loans and by utilization of net operating losses for federal purposes where applicable.

4) Certain reclassifications have been made in the 1995 financial statements to conform with the 1996 presentation.

- -----------------------------------------------------------------

                             MANAGEMENT'S DISCUSSION AND ANALYSIS
                       OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
- -----------------------------------------------------------------

                                           THE BANK
General

        The Bank was originally chartered as a California state savings and loan association by the Department of Savings and Loan ("DSL") in 1982 and began operations on May 23, 1983. The Bank converted from a state chartered savings and loan association to a federally chartered savings bank effective June 1, 1993.

        The Bank conducts its business at three locations. The main savings branch and executive office is located at 700 Plumas Street, Yuba City, California 95991, a branch facility is located at 729 "E" Street, Marysville, California 95901 and a wholesale mortgage banking division is located at 5355 Avenida Encinas, Carlsbad, California 92008.

        The business of the Bank consists primarily of attracting deposits from the general public and using those deposits, together with borrowings and other funds, in the origination and servicing of loans secured by real estate and, to a lesser extent, various types of consumer and commercial loans. The Bank invests in short-term certificates of deposit, short term treasury securities and federal funds.

        Sutter Buttes' lending is focused primarily on existing or proposed construction of one-to-four unit residential real estate. To a lesser extent, loans are also originated on five or more unit residential real estate. Beginning in 1995, the Bank began to originate non-residential real estate loans. The principal sources of funds for the Bank's lending activities are deposit accounts, repayments of existing loans and capital. The Bank obtains additional funds through sales of loans and advances from the Federal Home Loan Bank ("FHLB") of San Francisco. The Bank's principal source of income is interest on loans. Its principal expenses are interest paid on savings accounts, borrowings and expenses of its day-to-day operations.

        The Bank is subject to examination and comprehensive regulation by the OTS and the Federal Deposit Insurance Corporation ("FDIC"). The Bank is also a member of the FHLB of San Francisco, which is one of the 12 regional banks making up the Federal Home Loan Bank System. The Bank is further subject to regulations of the Board of Governors of the Federal Reserve System ("FRS") governing reserves required to be maintained against deposits and certain other matters.

The Offering

        On January 31, 1992, the Bank completed an offering of a total of 232,200 shares or $1,161,000 of its Series A Preferred Stock at a price of $5.00 per share. The Preferred Stock is entitled to an annual, noncumulative 12% cash dividend ($0.60) per share of Preferred Stock, if and as declared by the Board of Directors.

Warrants

        In the event that the Bank does not declare a Cash Dividend on the Preferred Stock in any year, the holders of Preferred Stock receive an immediately exercisable, non-transferable Warrant representing the right to purchase a number of shares of Common Stock determined by dividing the cash value of the 12% Cash Dividend ($0.60) by the book value of the underlying Common Stock, per share, as of the end of the year in which the 12% Cash Dividend was earned. The terms of the Warrants are governed by the Bank's Charter and the respective Warrant Agreements. The Warrants have a term of five
(5) years and an exercise price of $0.01 per share for each share of Common Stock subject thereto. As of March 31, 1996, the Bank had declared and issued 190,533 Warrants of which 49,715 remain unexercised. An additional 36,522 Warrants were earned as of December 31, 1995. These Warrants were issued April 12, 1996.

Stock Option Plans

         On April 21, 1992, the Board of Directors of the Bank adopted the Sutter Buttes Savings Bank's 1992 Employee Stock Option Plan for key, full-time salaried officers and employees of the Bank and the 1992 Directors' Stock Option Plan for all non-employee directors of the Bank.

        There are presently reserved for issuance pursuant to options under the Employee Plan a total of 141,781 shares and under the Directors' Plan a total of 47,260 shares. Options to purchase 45,500 shares have been granted under the Employee Stock Option Plan and 47,240 shares have been granted under the Directors' Stock Option Plan. The options are exercisable at varying dates beginning October 31, 1992 for a ten year term. No granted options have been exercised.

Results of Operations

        Three months ended March 31, 1996 and 1995

        The following analysis pertains to the interim financial condition and results of operations of Sutter Buttes Savings Bank at and for the quarter ended March 31, 1996 and 1995.

        The Bank's net income for the quarter ended March 31, 1996, was $65,476, or $.06 per share, as compared to $3,303 or $.00 per share for the quarter ended March 31, 1995. The increase of $62,173, or 1882.32% was primarily attributable to an increase in net interest income as well as an increase in gain on sale of real estate loans.

        For the quarter ended March 31, 1996 and 1995, the Bank's return on average assets was 0.40% and 0.02%, respectively; its return on average equity was 7.41% and 0.41%, respectively. The Bank's average equity to average assets ratio was 5.42% and 5.11%, respectively.

        Net Interest Income

        Gross interest income increased $174,595 or 16.51% to $1,232,174 for the quarter ended March 31, 1996 from $1,057,579 for the three month period ended March 31, 1995. The increase was principally due to an increase in loans receivable in 1996 compared to 1995. Gross interest expense increased $56,707 or 7.80% to $784,149 in the period ending March 31, 1996 from $727,442 in the period ended March 31, 1995. The increase was principally due to an increase in deposits and borrowings outstanding in 1996 compared to 1995 . The increase in deposits and borrowings was partially offset by a decrease in interest rates on these liabilities.

        Consequently, net interest income increased $117,888, or 35.71%, to $448,025 in the three month period ended March 31, 1996 from $330,137 for the same period ending March 31, 1995. The Bank's net interest margin as a percent of average earning assets was 2.77% and 2.16%, for the three months ended March 31, 1996 and 1995, respectively.

        Provision for Loan and Real Estate Losses

        The credit to the allowance for loan losses for the quarter ended March 31, 1996 and 1995 was $0 and $294, respectively. These credit provisions were primarily comprised of non-recurring recoveries of previously charged off loans.

        The Bank's allowance for estimated loan losses as a percentage of total loans at March 31, 1996 and December 31, 1995 was 0.67% and 0.71%, respectively.

        Non-Interest Income

        For the three months ended March 31, 1996, non-interest income increased $21,983 or 45.26% as compared to the three months ended March 31, 1995. The change is due to an increase in the gain on sale of real estate loans as a result of higher levels of loan originations generated by the Bank's mortgage banking division in the quarter ended March 31, 1996 compared to the absence of such activity during the same period in 1995.

        General and Administrative Expense

        General and administrative expenses were $407,121 for the first quarter of 1996 compared to $373,385 for the first three months of 1995. This represents an increase of $33,736 or 9.04%. The major component of the increase is an increase in compensation of $17,189 or 9.62%. This increase is largely the result of the establishment of the Wholesale Mortgage Banking Division. The Division did not become active until the second quarter of 1995. Therefore its expenses during the first quarter of 1995 were not significant. Office expense increased by $10,557 or 32.27%. This was also attributable to the Wholesale Mortgage Banking Division.

        Income Taxes

        For the three months ended March 31, 1996 and 1995, income taxes as a percentage of income before taxes were 41.26% and 41.26%, respectively. While the Bank is not currently paying income taxes, state and federal deferred income taxes are being accrued for a future date when such taxes will be required to be paid.

        Financial Condition

        Total assets at March 31, 1996 amounted to $66,921,471, representing a $2,291,732 or 3.55% increase from $64,629,739 reported at year end 1995. Most of the increase was represented by an increase of $1,672,349 in mortgage loans held for sale. There were also increases in cash and equivalents as well as portfolio loans held by the Bank.

        Liquidity

        Liquidity at March 31, 1995 amounted to $3,541,991, representing an increase of $495,715 or 16.27% from $3,046,276, reported at year end 1995. Liquidity for the savings and loan industry is measured as the ratio of cash and eligible investments to the average sum of net withdrawable savings and borrowings due within one year. The minimum regulatory level is currently set by OTS regulations at 5%. The average regulatory liquidity ratio of the Bank was 5.07% and 5.08% at March 31, 1996 and December 31, 1995, respectively.

        Capital Resources

        Shareholders' equity increased $65,476 during the three months ended March 31, 1996 solely due to net income earned during the period. The capital ratios for the Bank have increased since December 31, 1995 and are summarized below for the period ended March 31, 1996.


CAPITAL REQUIREMENTS As Of March 31, 1996  (Amounts in 000's)

                             Requirements          Actual            Excess
                             Dollars   %        Dollars   %          Dollars

Tangible Capital             $1,000   1.5%      $3,614   5.40%       $2,614
Core Capital                  2,677   4.0        3,614   5.40%          937
Risk-based Capital            3,220   8.0        4,029  10.01%          809

Note: Tangible and core capital requirements are based on the percentage of tangible assets of $66,921,471. Risk-based capital requirements are based on the percentage of risk-adjusted assets of $40,250,000.

Note: The shares of the Bank's Series A Preferred Stock, 232,200 shares of which are issued and outstanding, are subject to redemption at any time by the Bank, subject to OTS regulations and thirty days' written notice to the holders thereof. The redemption price of the Series A Preferred Stock shall be the par value per share plus any unpaid cash dividend, without interest, less warrants previously exercised, and with the cancellation (redemption) of any outstanding Warrants.

        The Bank's core capital ratio of equity to assets decreased to 5.40% at March 31, 1996 from 5.49% at December 31, 1995 as the result of first quarter asset growth. The Bank's risk-based capital ratio of equity to risk-based assets, decreased to 10.01% at March 31, 1996 from 10.21% at December 31, 1995, also the result of asset growth. The addition of commercial real estate loans was an additional factor.

        As of March 31, 1996 the fully diluted book value per share of common stock was $3.06. Book value per share is not necessarily indicative of the market value of the Bank's stock.

PART II.    OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

        In the normal course of business, the Bank is occasionally made a party to actions seeking to recover damages from the Bank. Any such actions are not expected to have a material impact on the Bank's financial condition.

ITEM 2. CHANGES IN SECURITIES

        No changes were made in the quarter ending March 31, 1996.


ITEM 3. DEFAULTS UPON SENIOR SECURITIES

        Item is inapplicable.  The Bank has no such indebtedness.


ITEM 4. SUBMISSION OF MATTER TO A VOTE OF SECURITY HOLDERS

        There was no submission of matters to a vote of security holders during the first quarter ended March 31, 1996.


ITEM 5. OTHER INFORMATION

        The Savings Association Insurance Fund (SAIF) recapitalization issue still has not been resolved. It is management's belief that the FDIC assessment to be imposed on the Bank will approximate 75 to 80 basis points of deposits. The Bank will continue to meet all minimum regulatory capital requirements even after the assessment has been paid.

ITEM 6. EXHIBITS AND REPORT ON FORM 8-K

        a. None

        b. There were no reports filed on Form 8-K during the quarter ending March 31, 1996.

                                          SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

        SUTTER BUTTES SAVINGS BANK, F.S.B.



Date:  May 13, 1996                           By: /s/ W. R. Hagstrom
                                                  ------------------
                                                  W. R. Hagstrom
                                                  President and Chief Executive
                                                  Officer (Principal Executive
                                                  Officer)



Date:  May 13, 1996                           By: /s/ Philip E. Safran
                                                  --------------------
                                                  Philip E. Safran
                                                  Senior Vice President and
                                                  Chief Financial Officer
                                                  (Principal Accounting and
                                                  Financial Officer)